March 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Mr. Alberto Zapata

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Preliminary Proxy Statement of RS Variable Products Trust (the “Registrant”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the “Commission”) on February 13, 2015 (File No. 811-21922) (the “Proxy Statement”).

Dear Mr. Zapata:

This letter responds to comments received on February 13, 2015 regarding the preliminary Proxy Statement of the Registrant relating to a meeting of shareholders of RS Money Market VIP Series, a series of the Registrant (the “Fund”). For convenience of reference, the Commission staff’s comments have been summarized before each response.

1.	Comment: Please confirm that all missing information in the preliminary proxy statement will be filed with the definitive proxy statement.

Response: The Registrant confirms that all missing information in the preliminary proxy statement will be filed with the definitive proxy statement.

2.	Comment: Please disclose whether there will be a voluntary fee waiver in place for the Fidelity VIP Money Market Portfolio – Service Class 2 (the “Fidelity Fund”). Please also disclose whether the Fidelity Fund’s total annual operating expenses listed in the table includes such fee waiver.

Response: The Registrant notes that the Fidelity Fund does not disclose that it is subject to a voluntary fee waiver in its currently effective prospectus on file with the Commission.

3.	Comment: The Registrant states as follows, “If the Plan of Liquidation is not approved by shareholders of the Fund, the Board will consider what other action should be taken with respect to the Fund.” Please elaborate on what other actions the Board may consider with respect to the Fund.

Response: The requested change has been made, as follows:

If the Plan of Liquidation is not approved by shareholders of the Fund, the Board will consider what other action should be taken with respect to the Fund, including continuing the normal operations of the Fund.

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As requested, we acknowledge that: (i) the foregoing Commission staff comments or changes to disclosure in response to the foregoing comments do not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or Staff does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and (iii) the Registrant will not assert the Commission staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Should you have any questions, please do not hesitate to contact me at (415) 315-2306. Thank you for your assistance.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith

cc:	Nina Gupta, RS Variable Products Trust

Kathleen Moynihan, The Guardian Life Insurance Company of America

Elizabeth J. Reza, Ropes & Gray LLP